Exhibit 99.1

PURCHASE AGREEMENT

This PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of January 23, 2013 by and among Paragon Technologies, Inc., a Delaware corporation (“Purchaser”), and Jonathan Elster (“Seller”). Purchaser and Seller are referred to herein together as the “Parties.”

On the date hereof, Seller is the holder of 90,000 shares of common stock, $0.01 par value per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company”); and Purchaser desires to purchase the Shares and Seller desire to sell the Shares to Purchaser pursuant to the terms and conditions of this Agreement.

The Parties hereby agree as follows:

1. Sale. Seller agrees to sell all of the Shares to Purchaser. As and when portions of the Shares become available for sale, due to (a) Seller having physical share certificates or Shares available in his brokerage account to be transferred and (b) such Shares are not subject to restrictions under the Securities Act of 1993 or under any agreement between Seller and the Company and no restrictive legends or holds are in place on such Shares, in each case as reasonably confirmed by Purchaser, Seller shall sell, assign, transfer, convey and deliver the applicable Shares to Purchaser, and Purchaser shall purchase such Shares from Seller. Seller and Purchaser shall effect such sales either by (i) Seller instructing his broker to transfer the applicable Shares to Purchaser through DTC to the account designated by Purchaser and/or (b) such other method as may be agreed upon between Seller and Purchaser for such Shares. Seller and Purchaser shall cause such sales to be effected as expeditiously as possible when any such Shares become available for transfer. Seller shall use best efforts to cause all of the Shares to become available for transfer under this Agreement as soon as reasonably possible.

2. Purchase Price. The aggregate purchase price for the Shares that become available hereunder shall be $2.36 per Share (the “Purchase Price”). The Purchase Price for each portion of the Shares that become available and are purchased under this Agreement shall be paid by Purchaser promptly after such Shares are transferred to Purchaser as set forth in Section 1. Purchaser shall pay each Purchase Price becoming payable hereunder by wire transfer to the account designated by Seller.

3. Warranties of Seller. Seller hereby represents and warrants to Purchaser as follows: Seller has all requisite power and authority to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to perform his obligations pursuant to this Agreement. The execution, delivery and performance by Seller of this Agreement and the consummation of the transactions contemplated by this Agreement are within the legal power and authority of Seller and has been duly and validly authorized by all necessary action on the part of Seller and no other action or proceeding is necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller is the owner of all right, title and interest (legal and beneficial) in and to the Shares and has good, valid and marketable title to the Shares, free and clear of all liens, mortgages, pledges, security interests, claims, encumbrances, restrictions, charges and third party rights of any kind, whether voluntary or involuntary. As and when Shares are transferred by Seller pursuant to this Agreement, such Shares shall be free of all restrictions under the Securities Act of 1993 and under any agreement between Seller and the Company and no restrictive legends or holds shall be in place on such Shares.

4. Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows: Purchaser has all requisite power to execute, deliver and perform its obligations under this Agreement and consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the consummation of the transactions contemplated hereby are within the legal power and authority of Purchaser and have been duly and validly authorized by all necessary corporate action on the part of Purchaser and no proceeding (corporate or otherwise) on the part of Purchaser is necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and constitutes the legal, valid and binding obligation of Purchaser enforceable against Purchaser in accordance with its terms.

5. Term. The term of this Agreement shall commence as of the date set forth above and shall extend for a period of one year from such date.

6. Entire Agreement; Amendment and Termination. This Agreement constitutes the entire agreement of the Parties with respect to the Shares. All prior agreements among the Parties concerning the subject matter hereof, whether written or oral, are merged herein and superseded hereby. This Agreement may be modified or discharged only in an agreement in writing between the Parties.

7. Benefit. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their legal representatives, successors and assigns.

8. Further Assurances. The Parties hereby agree to execute and deliver such further documents and instruments and do such further acts as may be required to carry out the intent and purposes of this Agreement.

9. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware, notwithstanding any conflict of law provision to the contrary.

10. Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which shall be deemed to be an original but together shall be considered one and the same agreement. Executions that are faxed or received via electronic mail shall be deemed to be originals.

The Parties have executed this Agreement as of the date set forth above.

SELLER:	PURCHASER:
Paragon Technologies, Inc.

/s/ Jonathan Elster	By: /s/ Sham Gad
Jonathan Elster	Name: Sham Gad
Title: Chairman